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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

EQGP Holdings, LP
(Name of Issuer)

Equitrans Midstream Corporation
(Name of Person Filing Statement)

Common Units representing limited partner interests
(Title of Class of Securities)

26885J103
(CUSIP Numbers of Class of Securities)

Kirk R. Oliver
Senior Vice President and Chief Financial Officer
625 Liberty Avenue, Suite 2000
Pittsburgh, PA 15222
(412) 395-2688
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Joshua Davidson
Mike L. Bengtson
Mollie H. Duckworth
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234

This statement is filed in connection with (check the appropriate box):

☐
a.  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
b.  The filing of a registration statement under the Securities Act of 1933.

☐
c.   A tender offer.

☒
d.  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$529,234,160	$64,144

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the EQGP Common Units) of EQGP Holdings, LP (EQGP) not owned by Equitrans Midstream Corporation (ETRN) and its affiliates at a purchase price of $20.00 per EQGP Common Unit, net to the seller in cash. On November 29, 2018, 302,470,474 EQGP Common Units were outstanding, of which 276,008,766 are owned by ETRN and its affiliates. Accordingly, this calculation assumes the purchase of 26,461,708 EQGP Common Units, the maximum number of EQGP Common Units that may be acquired in the transactions.

+
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019 issued by the Securities and Exchange Commission, equals $121.20 per million dollars of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $64,144
Filing party: Equitrans Midstream Corporation
Form or registration No.: SC 13E-3
Date filed: November 30, 2018

This transaction has not been approved or disapproved by the United States Securities Exchange Commission (the SEC) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in the document. Any representation to the contrary is unlawful.

        This Transaction Statement on Schedule 13E-3 (as amended from time to time, this Transaction Statement), together with the exhibits hereto, is being filed with the United States Securities and Exchange Commission (the SEC) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act), by Equitrans Midstream Corporation, a Pennsylvania corporation (ETRN).

        This Transaction Statement relates to the execution of (a) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Neuberger Berman Investment Adviser LP (Neuberger Berman), whereby ETRN will acquire 5,200,000 common units representing limited partner interests (EQGP Common Units) in EQGP Holdings, LP, a Delaware limited partnership (EQGP), from Neuberger Berman for $20.00 per EQGP Common Unit (the Purchase Price), (b) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Goldman Sachs Asset Management, L.P. (GSAM), whereby ETRN will acquire 1,865,020 EQGP Common Units from GSAM for the Purchase Price, (c) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Cushing Asset Management, LP (Cushing), whereby ETRN will acquire 920,130 EQGP Common Units from Cushing for the Purchase Price, (d) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Kayne Anderson Capital Advisors, L.P. (Kayne Anderson), whereby ETRN will acquire 1,363,974 EQGP Common Units from Kayne Anderson for the Purchase Price and (e) a Unit Purchase Agreement, dated November 29, 2018, by and between ETRN and ZP Energy Fund, L.P. (Zimmer, and collectively with Neuberger Berman, GSAM, Cushing and Kayne Anderson, the Selling Unitholders), whereby ETRN will acquire 3,414,168 EQGP Common Units from Zimmer for the Purchase Price (collectively, the Unit Purchases, and such agreements, the Unit Purchase Agreements). The aggregate consideration to be paid by ETRN pursuant to the Unit Purchase Agreements is $255,265,840. In addition, ETRN agreed to purchase from the Selling Unitholders any additional EQGP Common Units acquired by the Selling Unitholders after the date of the Unit Purchase Agreements for the Purchase Price.

        As of December 7, 2018, there were 302,470,474 outstanding EQGP Common Units, and ETRN and its affiliates owned 276,008,766 of such EQGP Common Units, representing an approximate 91.3% limited partner interest in EQGP. Following the closings of the transactions contemplated by the Unit Purchase Agreements (the Closings), ETRN will own at least 288,772,058 EQGP Common Units representing approximately 95.5% of the outstanding EQGP Common Units. As such, assuming the Closings occur for all Unit Purchase Agreements, ETRN will purchase all remaining outstanding EQGP Common Units (other than EQGP Common Units owned by ETRN and its affiliates, including those acquired in the Unit Purchases) pursuant to the exercise of the limited call right (the Limited Call Right) provided for in Section 15.1(a) of the Second Amended and Restated Agreement of Limited Partnership of EQGP, dated as of October 12, 2018 (as may be amended from time to time, the EQGP Partnership Agreement), at a price per EQGP Common Unit not less than the Purchase Price. After giving effect to the exercise of the Limited Call Right, ETRN and its affiliates will own all the outstanding EQGP Common Units. If one or more Closings do not occur such that ETRN and its affiliates do not own more than 95% of the outstanding EQGP Common Units, ETRN may not be able to exercise the Limited Call Right. For purposes of calculating the number of EQGP Common Units owned by ETRN and its affiliates, directors and officers of ETRN and EQGP are deemed not to be "affiliates."

        The Unit Purchases and exercise of the Limited Call Right are referred to in this Transaction Statement as the "Transactions."

        As of the date of this Transaction Statement, ETRN has not acquired the EQGP Common Units subject to the Unit Purchase Agreements and has not exercised the Limited Call Right. However, the execution of the Unit Purchase Agreements may be deemed to constitute a step towards one or more transactions that may constitute a "Rule 13e-3 transaction" under the rules and regulations of the SEC pursuant to the Exchange Act. Accordingly, no Closings will occur until at least 30 days after the initial filing of this Transaction Statement with the SEC. This Transaction Statement is being provided to holders of EQGP Common Units in order to satisfy the requirements of Rule 13e-3 in connection with the consummation of the Unit Purchases.

        Each Closing is expected to occur at 9:00 a.m., Eastern Time, on December 31, 2018, unless ETRN delivers written notice to a Selling Unitholder no later than one calendar day prior to December 31, 2018 specifying a later closing date (which later date is no more than 30 days following December 31, 2018).

        Attached hereto as Exhibit (a)(3) is a Disclosure Statement (the Disclosure Statement) that provides disclosure concerning the Transactions. All information in the Disclosure Statement is hereby expressly incorporated by reference in answer to all items in this Transaction Statement and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.    Summary Term Sheet.

  Item 1001 of Regulation M-A

        The information set forth in the Disclosure Statement under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

  Item 1002 of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "The Transactions—Certain Information Concerning EQGP" is incorporated herein by reference.

        (b)   The exact title and class of the subject equity securities is "Common Units representing limited partner interests." As of December 7, 2018, there were 302,470,474 outstanding EQGP Common Units.

        (c)   The information set forth in the Disclosure Statement under "The Transactions—Price Range of EQGP Common Units; Distributions on EQGP Common Units" is incorporated herein by reference.

        (d)   The information set forth in the Disclosure Statement under "The Transactions—Price Range of EQGP Common Units; Distributions on EQGP Common Units" is incorporated herein by reference.

        (e)   None.

        (f)    The information set forth in Disclosure Statement under "Who are the parties to the Unit Purchase Agreements?" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  Item 1003(a)-(c) of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "Special Factors—Certain Relationships Between ETRN and EQGP," "The Transactions—Certain Information Concerning ETRN," and "Schedule A—Directors and Executive Officers of ETRN" is incorporated herein by reference.

        (b)   The information set forth in the Disclosure Statement under "The Transactions—Certain Information Concerning ETRN" is incorporated herein by reference.

        (c)   The information set forth in the Disclosure Statement under "The Transactions—Certain Information Concerning ETRN" and "Schedule A—Directors and Executive Officers of ETRN" is incorporated herein by reference.

Item 4.    Terms of the Transaction.

  Item 1004(a) of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "Summary Term Sheet—What are the material terms of the Unit Purchase Agreements?," "Summary Term Sheet—What are the United States federal income tax consequences of having EQGP Common Units purchased as a result of the Limited Call Right," "The Transactions—The Unit Purchase Agreements," and "The Transactions—Material United States Federal Income Tax Consequences" is incorporated herein by reference.

        (c)   The information set forth in the Disclosure Statement under "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" and "The Transactions—Appraisal Rights; "Going-Private" Rules" is incorporated herein by reference.

        (d)   The information set forth in the Disclosure Statement under "The Transactions—Appraisal Rights; "Going-Private" Rules" is incorporated herein by reference.

        (e)   The information set forth in the Disclosure Statement under "The Transactions—Certain Information Concerning ETRN" is incorporated herein by reference.

        (f)    Not applicable.

Item 5.    Past Contacts, Negotiations and Agreements.

  Item 1005(a)-(b) and (e) of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "Special Factors—Background of the Transactions," "Special Factors—Transactions and Arrangements Concerning the EQGP Common Units," "Special Factors—Interests of Certain Persons in the Unit Purchases and the Exercise of the Limited Call Right," and "Special Factors—Certain Relationships Between ETRN and EQGP" is incorporated herein by reference.

        (b)   The information set forth in the Disclosure Statement under "Special Factors—Background of the Transactions," "Special Factors—Transactions and Arrangements Concerning the EQGP Common Units," "Special Factors—Interests of Certain Persons in the Unit Purchases and the Exercise of the Limited Call Right," and "Special Factors—Certain Relationships Between ETRN and EQGP" is incorporated herein by reference.

        (c)   The information set forth in the Disclosure Statement under "Special Factors—Background of the Transactions" and "Special Factors—Certain Relationships Between ETRN and EQGP" is incorporated herein by reference.

        (e)   The information set forth in the Disclosure Statement under "Special Factors—Background of the Transactions," "Special Factors—Transactions and Arrangements Concerning the ETRN Common Units," "Special Factors—Interests of Certain Persons in the Unit Purchases and the Exercise of the Call Right," and "Special Factors—Certain Relationships Between ETRN and EQGP" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

  Item 1006(b) and (c)(1)-(8) of Regulation M-A

        (b)   The information set forth in the Disclosure Statement under "Summary Term Sheet—Is this the first step in a "going-private" transaction?," "Special Factors—Certain Effects of the Unit Purchases and the Exercise of the Limited Call Right," "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives," and "The Transactions—Possible Effects

of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(1)  The information set forth in the Disclosure Statement under "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" and "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(2)  The information set forth in the Disclosure Statement under "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" and "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(3)  The information set forth in the Disclosure Statement under "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" and "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(4)  The information set forth in the Disclosure Statement under "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" and "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(5)  The information set forth in the Disclosure Statement under "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" and "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(6)  The information set forth in the Disclosure Statement under "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(7)  The information set forth in the Disclosure Statement under "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(8)  The information set forth in the Disclosure Statement under "Summary Term Sheet—Is this the first step in a "going-private" transaction?," "Special Factors—Certain Effects of the Unit Purchases and the Exercise of the Limited Call Right," and "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

  Item 1013 of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "Summary Term Sheet," "Special Factors—Background of the Transactions," and "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" is incorporated herein by reference.

        (b)   The information set forth in the Disclosure Statement under "Special Factors—Background of the Transactions" and "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" is incorporated herein by reference.

        (c)   The information set forth in the Disclosure Statement under "Special Factors—Background of the Transactions" and "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives" is incorporated herein by reference.

        (d)   The information set forth in the Disclosure Statement under "Summary Term Sheet," "Summary Term Sheet—What are the United States federal income tax consequences of having EQGP Common Units purchased as a result of the Limited Call Right?," "Special Factors—Background of the Transactions," "Special Factors—Purposes of and Reasons for the Transactions; Plans for EQGP After the Transactions; Consideration of Alternatives," "The Transactions—Possible Effects of the Transactions on the Market for EQGP Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations," "The Transactions—Material United States Federal Income Tax Consequences," and "The Transactions—Appraisal Rights; "Going-Private" Rules" is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

  Item 1014 of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "Special Factors—The Position of ETRN Regarding the Fairness of the Transactions" is incorporated herein by reference.

        (b)   The information set forth in the Disclosure Statement under "Special Factors—The Position of ETRN Regarding the Fairness of the Transactions" and "Special Factors—Summary of Presentation of Management of ETRN to the Board of Directors of ETRN" is incorporated herein by reference.

        (c)   The information set forth in the Disclosure Statement under "Summary Term Sheet—Am I requested, required or entitled to make any decisions in connection with the Transactions?" is incorporated herein by reference.

        (d)   An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the Transactions, or preparing a report concerning the fairness of the transaction.

        (e)   The information set forth in the Disclosure Statement under "Summary Term Sheet—Has ETRN negotiated, or sought the approval of, the Unit Purchases with EQGP?" is incorporated herein by reference.

        (f)    The information set forth in the Disclosure Statement under "Special Factors—The Position of ETRN Regarding the Fairness of the Transactions" is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

  Item 1015 of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "Special Factors—Analysis Provided by the Financial Advisors to ETRN" is incorporated herein by reference.

        (b)   The information set forth in the Disclosure Statement under "Special Factors—Analysis Provided by the Financial Advisors to ETRN" is incorporated herein by reference.

        (c)   The information set forth in the Disclosure Statement under "Special Factors—Analysis Provided by the Financial Advisors to ETRN" is incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration.

  Item 1007 of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "Summary Term Sheet—Will ETRN have the financial resources to pay for all of the EQGP Common Units that it is acquiring pursuant to the Transactions?" and "The Transactions—Source and Amount of Funds" is incorporated herein by reference.

        (b)   The information set forth in the Disclosure Statement under "Summary Term Sheet—What are the material terms of the Unit Purchase Agreements?," "Summary Term Sheet—Will ETRN have the financial resources to pay for all of the EQGP Common Units that it is acquiring pursuant to the Transactions?," "The Transactions—The Unit Purchase Agreements," and "The Transactions—Source and Amount of Funds" is incorporated herein by reference.

        (c)   The information set forth in the Disclosure Statement under "The Transactions—Fees and Expenses" is incorporated herein by reference.

        (d)   The information set forth in the Disclosure Statement under "The Transactions—Source and Amount of Funds" is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

  Item 1008 of Regulation M-A

        (a)   The information set forth in Disclosure Statement under "Special Factors—Transactions and Arrangements Concerning the EQGP Common Units" and "Schedule B—Ownership of EQGP Common Units by ETRN and Certain Related Persons" is incorporated herein by reference.

        (b)   The information set forth in the Disclosure Statement under "Special Factors—Transactions and Arrangements Concerning the EQGP Common Units" and "Schedule B—Ownership of EQGP Common Units by ETRN and Certain Related Persons" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

  Item 1012(d) and (e) of Regulation M-A

        (d)   Not applicable.

        (e)   Not applicable.

Item 13.    Financial Statements.

  Item 1010(a) and (b) of Regulation M-A

        (a)   The information set forth in the Disclosure Statement under "The Transactions—Certain Information Concerning EQGP" is incorporated herein by reference. The financial statements of EQGP are also incorporated herein by reference to its Current Report on Form 8-K/A filed on July 23, 2018, "Part II—Item 8—Financial Statements and Supplementary Data" of its Annual Report on Form 10-K for the year ended December 31, 2017 and "Part I—Item 1—Financial Statements (Unaudited)" of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

        (b)   Pro forma financial information is not material to Transactions.

        (c)   The information set forth in the Disclosure Statement under "The Transactions—Summary Consolidated Financial Information" is incorporated herein by reference.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used.

  Item 1009 of Regulation M-A

  (a)
  The information set forth in the Disclosure Statement under "The Transactions—Fees and Expenses" is incorporated herein by reference.

  (b)
  The information set forth in the Disclosure Statement under "Summary Term Sheet," "Special Factors—Background of the Transactions," and "Special Factors—Interests of Certain Persons in the Unit Purchases and the Exercise of the Limited Call Right" is incorporated herein by reference.

Item 15.    Additional Information.

  Item 1011(b) and (c) of Regulation M-A

        (b)   None.

        (c)   Certain financial statements of EQGP filed under "Item 9.01(b)—Financial Statements and Exhibits" of its Current Report on Form 8-K/A filed on July 23, 2018 are incorporated herein by reference.

Item 16.    Exhibits.

  Item 1016(a)-(d), (f) and (g) of Regulation M-A

Exhibit No.	Description
(a)(3)	Disclosure Statement, dated December 11, 2018
(a)(5)*	Press Release, dated November 30, 2018, issued by ETRN
(b)*	Commitment Letter, dated November 28, 2018, among Equitrans Midstream Corporation, Goldman Sachs Bank USA, Guggenheim Securities, LLC and certain other financing sources party thereto.
(c)(1)*	Materials prepared by Guggenheim Securities LLC for the Board of Directors of Equitrans Midstream Corporation, dated November 17, 2018
(c)(2)*	Materials prepared by Guggenheim Securities LLC and Goldman Sachs & Co. LLC for the Board of Directors of Equitrans Midstream Corporation, dated November 24, 2018
(d)(1)*
Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated as of October 12, 2018 (filed as Exhibit 10.1 to Form 8-K filed by EQGP Holdings, LP on October 15, 2018 and incorporated herein by reference)
(d)(2)*
Revolving Credit Agreement, dated as of October 31, 2018 by and among Equitrans Midstream Corporation, PNC Bank, National Association, as administrative agent, swing line lender and L/C issuer, and the other lenders party thereto (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on October 31, 2018 and incorporated herein by reference)
(d)(3)*
Separation and Distribution Agreement, dated as of November 12, 2018, by and among EQT Corporation, Equitrans Midstream Corporation and, solely for certain limited purposes therein, EQT Production Company (filed as Exhibit 2.1 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

Exhibit No.	Description
(d)(4)*	Working Capital Loan Agreement, dated as of November 13, 2018, between Equitrans Midstream Corporation and EQGP Holdings, LP (filed as Exhibit 10.4 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)
(d)(5)*
Omnibus Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQGP Holdings, LP and EQGP Services, LLC (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)
(d)(6)*
Omnibus Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and EQM Midstream Services, LLC (filed as Exhibit 10.2 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)
(d)(7)*
Secondment Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and EQM Midstream Services, LLC (filed as Exhibit 10.3 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)
(d)(8)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Neuberger Berman Investment Adviser LP
(d)(9)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Goldman Sachs Asset Management, L.P.
(d)(10)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Cushing Asset Management, LP
(d)(11)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Kayne Anderson Capital Advisors, L.P.
(d)(12)*	Unit Purchase Agreement, dated November 29, 2018, by and between Equitrans Midstream Corporation and ZP Energy Fund, L.P.
(f)	None
(g)	None

*
Filed previously.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2018

EQUITRANS MIDSTREAM CORPORATION
By:	/s/ KIRK R. OLIVER
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial Officer

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE